SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                           -----------------------
                                  FORM 11-K

    (Mark One)
    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                 for the fiscal year ended December 31, 1998

                                     OR

                TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from ____________ to ____________
                        Commission File Number: 1-4423

    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                          HEWLETT-PACKARD COMPANY
                    TAX SAVING CAPITAL ACCUMULATION PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          HEWLETT-PACKARD COMPANY
                            3000 HANOVER STREET
                        PALO ALTO, CALIFORNIA 94304




                         REQUIRED INFORMATION


  Hewlett-Packard Company
  Tax Saving Capital Accumulation Plan
  December 31, 1998 and 1997
  Index to Financial Statements

                                                               Page

  Report of Independent Accountants                              1

  Financial Statements

  Statement of Net Assets Available for Benefits
   at December 31, 1998 and 1997                                 2

  Statements of Changes in Net Assets Available for Benefits,
   with Fund Information for the Years Ended December 31,
   1998 and 1997                                                 3-5

  Notes to Financial Statements                                  6-12

  Additional Information

  Schedule I  - Assets Held for Investment Purposes at
                December 31, 1998                                13-14

  Schedule II - Transactions Occurring During the Year Ended
                December 31, 1998 Which Were in Excess of 5%
                of the Current Value of Plan Assets at
                December 31, 1997                                15


    Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



Report of Independent Accountants


April 26, 1999

To the Participants and Administrator of the Hewlett-Packard Company Tax Saving
Capital Accumulation Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hewlett-Packard Company Tax Saving Capital Accumulation Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/PricewaterhouseCoopers LLP
-----------------------------
PricewaterhouseCoopers LLP
San Jose, California



                              SIGNATURES


  The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    HEWLETT-PACKARD COMPANY
                                    TAX SAVING CAPITAL ACCUMULATION PLAN

                                    /s/Ann O. Baskins
                                    ---------------------------
                                    Ann O. Baskins
                                    Associate General Counsel
                                    and Assistant Secretary



  Hewlett-Packard Company
  Tax Saving Capital Accumulation Plan
  Statement of Net Assets Available for Benefits
  (In thousands)
  -------------------------------------------------------------------------
                                                          December 31,

                                                       1998          1997
                                                       ----          ----
  Assets:
    Investments, at fair value:

     Money Market Funds:
       Fidelity Institutional Money Market Fund   $    5,738    $    13,852
       Fidelity Retirement Money Market Portfolio    388,605        250,080

     Bond Funds:
       Fidelity Intermediate Bond Fund                143,609        100,066
       PIMCO Total Return Fund                         25,927           -

     Large Company Stock Funds:
       Domini Social Equity Fund                       20,711           -
       Fidelity Contrafund                            525,132        391,834
       Fidelity Growth & Income Portfolio             459,048        303,763
       Fidelity Magellan Fund                       1,394,934      1,002,252
       Harbor Capital Appreciation Fund                28,883          -
       ICAP Equity Portfolio                            6,459          -
       Spartan U.S. Equity Index Fund                 391,828        249,702

     Worldwide Company Stock Fund:
       Janus Aspen Series Worldwide Growth Portfolio   31,233          -

     Small and Mid-Sized Company Stock Funds:
       Fidelity Low-Priced Stock Fund                  15,963          -
       PBHG Growth Fund                               119,142        154,947
       U.S. Small and Mid Cap Index Fund               11,258          -

     Foreign Company Stock Fund:
       Templeton Foreign Fund A                        77,154         92,389

     Hewlett-Packard Company Common Stock           1,183,405      1,167,319

    Loans receivable from participants                96,903         97,450
                                                  ----------     ----------
          Total Investments                        4,925,932      3,823,654

    Receivables:
      Receivable from Hewlett-Packard Company         16,669         14,668
      Receivable from brokers for securities sold      9,646           -
      Investment income receivable                     2,826          2,666
                                                  ----------     ----------
          Total Assets                             4,955,073      3,840,988

  Liabilities:
    Payables:
     Miscellaneous payables                              112          2,309
     Payables to brokers for securities purchased      1,097           -
                                                  ----------     ----------
          Total Liabilities                            1,209          2,309
                                                  ----------     ----------
          Net Assets Available for Benefits       $4,953,864     $3,838,679
                                                  ==========     ==========

       The accompanying notes are an integral part of these financial statements



  Hewlett-Packard Company
  Tax Saving Capital Accumulation Plan
  Statement of Changes in Net Assets Available for Benefits,
   with Fund Information
  For the Year Ended December 31, 1998
  (In thousands)

----------------------------------------------------------------------------
                                                 Fund Information
                         ---------------------------------------------------
                           Money Market              Bond Funds
                           Fund
                         ----------------   --------------------------------
                           Fidelity Ret.     Fidelity          PIMCO Total
                           Money Mkt.        Intermediate      Return
                           Portfolio         Bond Fund         Fund
  Contributions:
    Cash
      Employees            $  28,641         $  11,472         $     685
      Company                 12,123             5,094               274
    Noncash
      Employees
      Company

  Investment income:
    Net realized and
    unrealized
    appreciation
     (depreciation) in
     fair value of
     investments                                 8,624               593
    Interest income           15,985
    Dividend income
                           ---------          ---------         ---------
       Total additions        56,749             25,190             1,552
                           ---------          ---------         ---------
  Benefits paid to
   participants               25,054              6,731               210
  Loans deemed repaid
   due to termination
                           ---------          ---------         ---------
      Total deductions        25,054              6,731               210
                           ---------          ---------         ---------
      Net increase
      before interfund
      transfers               31,695             18,459             1,342

   Interfund transfers       107,239             25,186            24,677
                           ---------          ---------         ---------
   Net increase (decrease)   138,934             43,645            26,019

   Net assets available
     for benefits:
       Beginning of year     251,215            100,572              -
                           ---------          ---------         ---------
       End of year         $ 390,149          $ 144,217         $  26,019
                           =========          =========         =========

    The accompanying notes are an integral part of these financial statements

  Hewlett-Packard Company
  Tax Saving Capital Accumulation Plan
  Statement of Changes in Net Assets Available for Benefits,
   with Fund Information
  For the Year Ended December 31, 1998
  (In thousands)
----------------------------------------------------------------------------------------------------------------------------
                                                                          Fund Information
                         ---------------------------------------------------------------------------------------------------
                                                                    Large Company Stock Funds
                         ---------------------------------------------------------------------------------------------------
                         Domini        Fidelity       Fidelity     Fidelity      Harbor          ICAP           Spartan U.S.
                         Social        Contrafund     Growth &     Magellan      Capital         Equity         Equity Index
                         Equity                       Income       Fund          Appreciation    Portfolio      Fund
                         Fund                         Portfolio                  Fund
                         ---------     ---------      ---------    ----------    ---------       ----------     ------------

  Contributions:
    Cash
      Employees          $     964     $  40,157      $  40,879    $   79,200    $   1,405    $   367     $  31,763
      Company                  307        16,444         16,211        35,286          511        149        12,701
    Noncash
      Employees
      Company

  Investment income:
    Net realized and
    unrealized
    appreciation
     (depreciation) in
     fair value of
     investments             2,007       124,399         95,064       344,813        3,408        171        79,786
   Interest income
   Dividend income
                         ---------     ---------      ---------    ----------    ---------   --------     ---------
       Total additions       3,278       181,000        152,154       459,299        5,324        687       124,250
                         ---------     ---------      ---------    ----------    ---------   --------     ---------
  Benefits paid to
   participants                 28        15,739         16,967        36,921           77          9        12,904

   Loans deemed repaid
    due to termination
                         ---------     ---------      ---------    ----------    ---------   ---------    ---------
      Total deductions          28        15,739         16,967        36,921           77           9       12,904
                         ---------     ---------      ---------    ----------    ---------   ---------    ---------
      Net increase
      before interfund
      transfers              3,250       165,261        135,187       422,378        5,247         678      111,346

   Interfund transfers      17,574       (31,912)        20,531       (29,400)      23,794       5,820       31,221
                         ---------     ---------      ---------    ----------    ---------   ---------    ---------
   Net increase
   (decrease)               20,824       133,349        155,718       392,978       29,041       6,498      142,567

   Net assets available
     for benefits:
       Beginning of year      -          393,765        305,379     1,006,069         -            -        250,949
                         ---------     ---------      ---------    ----------    ---------   ---------    ---------
       End of year       $  20,824     $ 527,114      $ 461,097    $1,399,047    $  29,041   $   6,498    $ 393,516
                         =========     =========      =========    ==========    =========   =========    =========

              The accompanying notes are an integral part of these financial statements




  Hewlett-Packard Company
  Tax Saving Capital Accumulation Plan
  Statement of Changes in Net Assets Available for Benefits,
   with Fund Information
  For the Year Ended December 31, 1998
  (In thousands)

------------------------------------------------------------------------------------------
                                               Fund Information
                       -------------------------------------------------------------------
                         Worldwide
                         Co. Stock        Small and Mid-Sized Company Stock Funds
                         Fund
                       --------------    -------------------------------------------------
                         Janus Aspen
                         Series WW        Fidelity Low-       PBHG           U.S. Small
                         Growth           Priced Stock        Growth         and Mid Cap
                         Portfolio        Fund                Fund           Index Fund
                         -----------      -------------       ------         -----------
   Contributions:
     Cash
      Employees          $   1,485        $     713           $  16,642      $     705
      Company                  648              346               6,329            216
     Noncash
      Employees
      Company

   Investment income:
     Net realized and
      unrealized
      appreciation
      (depreciation) in
      fair value of
      investments            1,727              194                 302            896
    Interest income
    Dividend income
                         ---------       ----------          ----------     ----------
       Total additions       3,860            1,253              23,273          1,817
                         ---------       ----------          ----------     ----------
  Benefits paid to
   participants                150              183               4,298             22

   Loans deemed repaid
    due to termination
                         ---------       ----------          ----------     ----------
      Total deductions         150              183               4,298             22
                         ---------       ----------          ----------     ----------
      Net increase
      before interfund
      transfers              3,710            1,070              18,975          1,795

   Interfund transfers      27,716           14,996             (55,078)         9,527
                         ---------        ---------          ----------     ----------
   Net increase
   (decrease)               31,426           16,066             (36,103)        11,322

   Net assets available
     for benefits:
       Beginning of year       -               -                155,905           -
                         ----------       ---------           ---------      ----------
       End of year       $   31,426       $  16,066           $ 119,802      $   11,322
                         ===========      =========           =========      ==========

                  The accompanying notes are an integral part of these financial statements




  Hewlett-Packard Company
  Tax Saving Capital Accumulation Plan
  Statement of Changes in Net Assets Available for Benefits,
   with Fund Information
  For the Year Ended December 31, 1998
  (In thousands)

--------------------------------------------------------------------------------------------------
                                                Fund Information
                         -------------------------------------------------------------------------
                         Foreign                HP Company          Participant
                         Company                Stock Fund          Loans
                         Stock Fund
                         --------------         ----------------    ---------------
                         Templeton
                         Foreign
                         Fund A                                                        Total
                         ---------
  Contributions:
    Cash
      Employees          $   10,216             $   10,920                             $  276,214
      Company                 3,971                      2                                110,612
    Noncash
      Employees                                     44,117                                 44,117
      Company                                       25,525                                 25,525

  Investment income:
    Net realized and
     unrealized
     appreciation
     (depreciation) in
     fair value of
     investments             (4,840)               122,185                                779,329
    Interest income                                    615          $    8,458             25,058
    Dividend income                                 11,442                                 11,442
                         ----------            -----------          ----------         ----------
       Total additions        9,347                214,806               8,458          1,272,297
                         ----------            -----------          ----------         ----------
  Benefits paid to
   participants               3,141                 31,808                                154,242

   Loans deemed repaid
    due to termination                                                   2,870              2,870
                         ----------            -----------          ----------         ----------
      Total deductions        3,141                 31,808               2,870            157,112
                         ----------            -----------          ----------         ----------
      Net increase
      before interfund
      transfers               6,206                182,998               5,588          1,115,185

   Interfund transfers      (21,533)              (164,223)             (6,135)              -
                         ----------             ----------          ----------         ----------
   Net increase             (15,327)                18,775                (547)         1,115,185
   (decrease)

   Net assets available
     for benefits:
       Beginning of year     92,908              1,184,467              97,450          3,838,679
                         ----------             ----------          ----------         ----------
       End of year       $   77,581             $1,203,242          $   96,903         $4,953,864
                         ==========             ==========          ==========         ==========

              The accompanying notes are an integral part of these financial statements



  Hewlett-Packard Company
  Tax Saving Capital Accumulation Plan
  Statement of Changes in Net Assets Available for Benefits,
   with Fund Information
  For the Year Ended December 31, 1997
  (In thousands)

 ------------------------------------------------------------------------------------------------------------------------
                                                       Fund Information
                      ---------------------------------------------------------------------------------------------------
                         Money              Bond Fund                           Large Company Stock Funds
                         Market
                         Fund
                      ---------------      -------------    -------------------------------------------------------------
                                                                              Fidelity        Fidelity       Spartan U.S.
                         Fidelity          Fidelity         Fidelity          Growth &        Magellan       Equity Index
                         Money Mkt.        Intermediate     Contrafund        Income          Fund           Fund
                         Portfolio         Bond Fund                          Portfolio
                         ------------      ------------     ----------        ---------       ---------      ------------

  Contributions:
    Cash
      Employees         $   21,275         $    8,616       $   32,231        $   27,338      $   62,917     $   19,107
      Company                9,187              4,028           14,079            11,295          30,506          8,333
    Noncash
      Employees
      Company

  Investment income:
    Net realized and
    unrealized
    appreciation
     (depreciation) in
     fair value of
     investments                                6,479           67,447            63,055         205,644        53,296
    Interest income         13,941
    Dividend income
                       -----------        -----------      -----------       -----------      ----------    ----------
     Total additions        44,403             19,123          113,757           101,688         299,067        80,736
                       -----------        -----------      -----------       -----------      ----------    ----------
   Benefits paid to
    participants            18,302              4,079           11,470            11,966          31,236         6,202

   Loans deemed repaid
    due to termination
                        -----------        -----------      -----------       -----------      ---------    ----------

     Total deductions        18,302              4,079           11,470            11,966         31,236         6,202
                        -----------        -----------      -----------       -----------      ---------    ----------

     Net increase
     before interfund
     transfers               26,101             15,044          102,287            89,722         267,831        74,534

   Interfund transfers      (18,497)             4,907           19,218            32,716         (50,632)       38,597
                        -----------        -----------      -----------        ----------      ----------   -----------

   Net increase
   (decrease)                 7,604             19,951          121,505           122,438          217,199      113,131

   Net assets available
     for benefits:
       Beginning of year    243,611             80,621          272,260            182,941         788,870      137,818
                        -----------        -----------      -----------        -----------     -----------   ----------

       End of year       $  251,215         $  100,572       $  393,765         $  305,379      $1,006,069    $ 250,949
                         ==========         ==========       ==========         ==========      ==========    =========

               The accompanying notes are an integral part of these financial statements



  Hewlett-Packard Company
  Tax Saving Capital Accumulation Plan
  Statement of Changes in Net Assets Available for Benefits,
   with Fund Information
  For the Year Ended December 31, 1997
  (In thousands)

--------------------------------------------------------------------------------------------------------------------
                                             Fund Information
                         --------------------------------------------------------------------------
                         Small and           Foreign
                         Mid Sized           Company             HP Company          Participant
                         Company             Stock Fund          Stock Fund          Loans
                         Stock Fund
                         -----------         ----------          -----------         -----------
                                             Templeton
                         PBHG                Foreign
                         Growth Fund         Fund A                                                      Total

                         ------------        -----------                                                 -----------
  Contributions:
    Cash
      Employees          $   19,102          $    9,276          $    8,714                              $  208,576
      Company                 7,683               3,798               5,532                                  94,441
    Noncash
      Employees                                                      39,202                                  39,202
      Company                                                        17,856                                  17,856

  Investment income
    Net realized and
    unrealized
    appreciation
    (depreciation)
    in fair value of
    investments              (6,910)              3,837             227,534                                 620,382
    Interest income                                                     678          $    7,751              22,370
    Dividend income                                                   9,759                                   9,759
                         -----------         -----------         -----------         -----------         ----------
       Total additions        19,875              16,911             309,275               7,751          1,012,586
                         -----------         -----------         -----------         -----------         ----------
   Benefits paid to
    participants               4,505               3,300              29,282                                120,342

   Loans deemed repaid
    due to termination                                                                     2,366              2,366
                         -----------         -----------         -----------         -----------         ----------
      Total deductions         4,505               3,300              29,282               2,366            122,708
                         -----------         -----------         -----------         -----------         ----------
      Net increase
      before interfund
      transfers               15,370              13,611             279,993               5,385            889,878

   Interfund transfers       (33,919)             21,562             (16,511)              2,559               -
                         -----------         -----------         -----------         -----------         ----------
   Net increase
   (decrease)                (18,549)             35,173             263,482               7,944            889,878

   Net assets available
     for benefits:
       Beginning of year     174,454              57,735             920,985              89,506          2,948,801
                         -----------         -----------         -----------         -----------         ----------
       End of year        $  155,905          $   92,908          $1,184,467          $   97,450         $3,838,679
                          ==========         ===========         ===========         ===========         ===========

                The accompanying notes are an integral part of these financial statements



Hewlett-Packard Company
Tax Saving Capital Accumulation Plan
Notes to Financial Statements

  1.  Plan Description:
      ----------------

  Purpose and Plan Benefits

  The purpose of the Hewlett-Packard Company (the Company) Tax Saving Capital Accumulation Plan (the Plan) is to provide eligible employees an opportunity for regular savings of tax-deferred dollars for their retirement to supplement benefits provided under the Company's Retirement Program and the Federal Social Security Act. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  The Plan is designed to qualify as a stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and to meet the requirements set forth in Section 401(k) of the Code. The Plan is also intended to qualify as an individual account plan which permits each participant to exercise control over certain assets of the Plan pursuant to Section 404(c) of the Employee Retirement Income Security Act of 1974 (ERISA).

  Fidelity Investments provides recordkeeping and investment management for the Plan. Fidelity Management Trust Company provides trustee services for the Plan. The Company determines eligibility for participation, interprets the Plan, communicates with participants and their beneficiaries and is otherwise generally responsible for Plan operations.

  Eligibility

  Employees who are eligible to participate in the Plan include those employees of the Company and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time employees by the Company. Effective February 1, 1998, there is no waiting period for eligibility. Prior to February 1, 1998, the waiting period was one year from date of hire.

  Employee Contributions

  Effective February 1, 1998, all employees who were hired on or after February 1, 1998 are deemed to have elected a three percent deferral effective on the first day of their employment, unless the employee makes a change to that election in the manner prescribed by the Company. Prior to February 1, 1998, participation was initiated by the employee upon becoming eligible after the one year waiting period.

  Effective January 1, 1998, participating employees may have from 1% to 20% of their salary deferred by the Company through payroll deductions and have contributions made directly to their 401(k) account. Prior to January 1, 1998, participating employees could defer 1% to 12% of their salary. Employee contributions are deposited into the trust account after the end of each semi-monthly period.

  Company Contributions

  The Company contributes to the employee's 401(k) account a percentage of the amount which has been deferred and contributed by the employee.
  The Company contributes an amount equal to the employee's deferral for the first 3% of salary deferred and an amount equal to half of the employee's deferral for the next 2% of salary deferred. The Company matching contribution is deposited into the individual employee's 401(k) account after the end of each of the Company's fiscal quarters, which are January 31, April 30, July 31 and October 31.

  The Company may guarantee a minimum amount of employee and Company contributions that will be made to the Plan in a Plan year. The amount, if any, that this minimum exceeds the actual employee and Company contributions as determined above will be allocated to nonhighly compensated employees (as defined in the Code) in the manner prescribed by the Plan document. Minimum contributions were guaranteed for the 1999 Plan year.

  Vesting

  Participants are one hundred percent vested in the Plan at all times.

  Participant Accounts

  Participants can invest their account balance and/or future contributions in any combination of sixteen investment options. Participant accounts that are established at the three percent deferral default for new hires will have their contributions invested in the fund designated as the Plan default fund until the participant makes a change to that investment election. In 1998, the Plan default fund was the Fidelity Retirement Money Market Portfolio. On March 1, 1999, the default fund became the Fidelity Institutional Money Market Fund. Participating employees can transfer their invested funds among the investment options and/or change the investment of their future contributions as often as desired. These transfers and changes must be made in whole percent increments.

  All contributions made under the Plan are paid to and invested by the trustee in one or more of the available investment options. Fourteen of the sixteen investment options are mutual funds of registered investment companies; the U.S. Small and Mid Cap Index Fund is a common/collective trust, and the Hewlett-Packard Company Stock Fund is an investment option consisting primarily of the Company's stock. The sixteen investment funds are:

    Fidelity Retirement Money Market Portfolio
        A fund comprised of investments in the Fidelity Retirement Money Market Portfolio. Investments are made in high quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers.

    Fidelity Intermediate Bond Fund
        A fund comprised of investments in the Fidelity Intermediate Bond Fund. Investments are made primarily in bonds rated BBB or better with a dollar-weighted average maturity of between three and ten years.

    PIMCO Total Return Fund
        A fund comprised of investments in the PIMCO Total Return Fund. The fund invests primarily in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. Portfolio duration generally ranges from three to six years.

    Domini Social Equity Fund
        A fund comprised of investments in the Domini Social Equity Fund. The fund invests in all the stocks that make up the Domini Social Index, in approximately the same proportions as they are represented in the Index. The Index is comprised of approximately 400 companies that meet certain social criteria.

    Fidelity Contrafund
        A fund comprised of investments in the Fidelity Contrafund. The investment manager invests mainly in U.S. and foreign common stocks believed to be undervalued or out of favor.

    Fidelity Growth & Income Portfolio
        A fund comprised of investments in the Fidelity Growth & Income Portfolio. The investment manager invests in a broad combination of stocks, convertibles, and fixed-income securities that currently pay dividends, or that carry potential for increased earnings.

    Fidelity Magellan Fund
        A fund comprised of investments in the Fidelity Magellan Fund. The fund manager makes investments primarily in common stock and securities convertible into common stock with the objective of seeking to increase the value of the investment over the long term through capital appreciation.

    Harbor Capital Appreciation Fund
        A fund comprised of investments in the Harbor Capital Appreciation Fund. Investments are made in equity securities of established companies with above-average potential for growth.

    ICAP Equity Portfolio
        A fund comprised of investments in the ICAP Equity Portfolio. The fund invests primarily in domestic equities of market capitalization of at least $500 million. The fund attempts to achieve a total return greater than the S&P 500 Index with an equal or lesser degree of risk.

    Spartan U.S. Equity Index Fund
        A fund comprised of investments in the Spartan U.S. Equity Index Fund. The fund manager makes investments in equity securities and attempts to duplicate the composition and total returns of the Standard & Poor's Daily Stock Price Index of 500 Common Stocks.

    Janus Aspen Series Worldwide Growth Portfolio
        A fund comprised of investments in the Janus Aspen Series Worldwide Growth Portfolio. The fund invests primarily in foreign and domestic companies, and investments are usually spread across at least 5 different countries, including the United States.

    Fidelity Low-Priced Stock Fund
        A fund comprised of investments in the Fidelity Low-Priced Stock Fund. The fund invests primarily in equity securities that are priced at $35 per share or less. The stocks purchased are considered to be undervalued and out of favor with other investors yet offer the possibility of significant growth.

    PBHG Growth Fund
        A fund comprised of investments in the PBHG Growth Fund. This investment is a growth mutual fund seeking long term growth through capital appreciation. It invests primarily in common stocks of small and medium-sized companies believed to have strong earnings and significant capital appreciation potential.

    U.S. Small and Mid Cap Index Fund
        A common/commingled trust comprised of investments in the U.S. Small and Mid Cap Index Fund. Investments are in the stocks that make up the Russell 2500 Index, in approximately the same proportions as they are represented in the Index. The Index is comprised of the 3,000 largest stocks in the U.S. less those stocks which are included in the S&P 500 Index.

    Templeton Foreign Fund A
        A fund comprised of investments in the Templeton Foreign Fund A. This investment is a growth mutual fund that invests internationally. It seeks to increase the value of the investments over the long term through capital growth. The mutual fund is invested primarily in common stocks, and can invest in any foreign country, developed or developing.

    Hewlett-Packard Company Stock Fund
        A fund comprised primarily of Hewlett-Packard Company Common Stock purchased on the open market or contributed by the Company. The fund also includes a minor investment in the Fidelity Institutional Money Market Fund.

  Loans and Distributions

  Participants are permitted to borrow portions of their account balance.
  The loan amount and term are limited by the Code and ERISA. Funds for the loans are obtained by liquidating investments from the participant's account. Principal and interest payments, representing repayments of loans taken by participants, are typically made through payroll deductions and are paid directly into the participant's account after the end of each semi-monthly payroll period. Loans may be repaid in full at any time following the issuance of the loan. Loans outstanding at December 31, 1998 carried interest rates which ranged from 6.5% to 10.5%.

  The Plan also provides for hardship withdrawals subject to certain restrictions as defined by the Code as well as in-service withdrawals at age 59-1/2.

  Benefits are payable in a lump sum. Certain participants from particular companies acquired by the Company may elect to take their benefits as an annuity or in installments.

  Plan Termination

  Although the Company has no present intention to terminate the Plan, the Plan provides that in the event of Plan termination, participants' interests accrued to the date of termination will be nonforfeitable. Benefits will continue to be distributed in accordance with the Plan and the trustee will continue in its capacity until all assets of the Plan have been distributed to the participants.

  2.  Summary of Significant Accounting Policies:
      ------------------------------------------

  The financial statements are prepared on the accrual basis of accounting with investments being carried at current market value, as quoted on the active market. Sales and purchases are recorded on the trade date. Loans to participants are valued at their outstanding principal amount, which approximates fair value. Benefits are recorded when paid.

  All dividends and capital distributions received from registered investment companies and the common/commingled trust are recognized as part of the net realized and unrealized appreciation (depreciation) in fair value of investments.

  All direct administrative expenses are borne by the Company.

  The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Actual results may differ from those estimates.

  3.  Contributions:
      -------------

  Employee and Company contributions are made in cash for all Funds except the Stock Fund. Contributions to the Stock Fund may be made in either cash or Hewlett-Packard Company common stock. Stock contributions attributable to employee deferrals totaled $44,117,000 in 1998 and $39,202,000 in 1997. Stock contributions attributable to Company contributions totaled $25,525,000 in 1998 and $17,856,000 in 1997.
  Contributions of Hewlett-Packard Company common stock are valued at their fair market value at the closing price, as quoted on the New York Stock Exchange, on the date of contribution.

  4.  Investments:
      -----------

  The number of shares of Hewlett-Packard Company common stock in the Stock Fund was 17,323,398 at the end of 1998 and 18,677,095 at the end of 1997. The Stock Fund assigns units of participation to those participants with account balances in this fund. The total number of units in the fund at December 31, 1998 and 1997 was 23,855,462 and 25,574,187, respectively, and the net asset value was $50.32 and $46.20 at these dates. The net asset values on the participant statement dates for 1998 were $45.94, $54.70, $38.71 and $46.46 at February 6, 1998,
  May 6, 1998, August 6, 1998 and November 6, 1998, respectively. The net asset values on the participant statement dates for 1997 were $37.89, $40.09, $51.89 and 46.91 at February 6, 1997, May 6, 1997, August 6, 1997
  and November 6, 1997, respectively.

  5.  Taxes:
      -----

  The Company received a favorable determination letter from the Internal Revenue Service dated December 1995 for amendments to the Plan through March 1995. The Plan has been subsequently amended; however, the Company's management is of the opinion that the Plan and the trust which forms a part of the Plan have been maintained in accordance with Section 401(a) of the Internal Revenue Code, and therefore, it is believed that the Plan continues to be qualified. Accordingly, there has been no provision for federal or state income tax.

  Deferrals made on behalf of the employee and the Company's matching contribution are not subject to federal income taxes until such time as the employee's funds are withdrawn from the Plan. At withdrawal, the employee's funds may qualify for special tax treatment. Pursuant to the Unemployment Compensation Amendments of 1992, all "eligible rollover distributions" which are not paid out in the form of a direct rollover are subject to a mandatory 20% federal income tax withholding. Loans taken by employees against their 401(k) account are not subject to federal income taxes if they are repaid within five years.

  6.  Related Party Transactions:
      --------------------------

  Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity Management Trust Company, the Plan Trustee, and therefore, these transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

  7.  Subsequent Event:
      ----------------
  On March 2, 1999, the Company announced a plan to create two independent, publicly-traded companies: the computing and imaging company and the measurement company. The completion of the realignment is expected in the year 2000 and is contingent upon receiving certain tax and regulatory approvals. At this point, the impact of the transaction on the Plan is unknown.



  Hewlett-Packard Company
  Tax Saving Capital Accumulation Plan (Plan 004)                                     Schedule I
  Employer Identification Number 94-1081436                                            Form 5500
  Assets Held for Investment Purposes at December 31, 1998        (Item 27a - Schedule of Assets
  (In thousands, except number of shares)                          Held for Investment Purposes)

                                                    Number of      Historical      Current
  Issuer                    Description             Shares         Cost            Value

  Fidelity Investments*
  Fidelity Institutional
   Money Market Fund         Money Market Fund,
                              $1.00 par value        5,738,184     $  5,738        $    5,738

  Fidelity Investments*
  Fidelity Retirement Money
   Market Portfolio          Money Market Fund,
                              $1.00 par value      388,604,659      388,605           388,605

  Fidelity Investments*
  Fidelity Intermediate
   Bond Fund                 Fixed Income Mutual
                              Fund, no par value    13,983,388      142,888           143,609

  Pacific Investment
   Management Company
  PIMCO Total Return Fund    Fixed Income Mutual
                              Fund, no par value     2,459,836       26,635            25,927

  Domini Social Investments
   LLC
  Domini Social Equity Fund  Equity Mutual Fund,
                              no par value             602,066       18,954            20,711

  Fidelity Investments*
  Fidelity Contrafund        Equity Mutual Fund,
                              no par value           9,246,913      398,792           525,132

  Fidelity Investments*
  Fidelity Growth &
   Income Portfolio          Equity Mutual Fund,
                              no par value          10,014,147      336,458           459,048

  Fidelity Investments*
  Fidelity Magellan Fund     Equity Mutual Fund,
                              no par value          11,545,553      951,773         1,394,934
  Harbor Capital Advisors,
   Inc.
  Harbor Capital
   Appreciation Fund         Equity Mutual Fund,
                              no par value             720,267       26,907            28,883

  Institutional Capital
   Corporation
  ICAP Equity Portfolio      Equity Mutual Fund,
                              no par value             167,193        6,220             6,459

  Fidelity Investments*
  Spartan U.S. Equity
   Index Fund                Equity Mutual Fund,
                              no par value           8,913,297      262,387           391,828

  Janus
  Janus Aspen Series
   Worldwide Growth
   Portfolio                 Equity Mutual Fund,
                              no par value           1,073,675       29,073            31,233

  Fidelity Investments*
  Fidelity Low-Priced
   Stock Fund                Equity Mutual Fund,
                              no par value             698,606       16,374            15,963

  Pilgrim Baxter &
   Associates
  PBHG Growth Fund           Equity Mutual Fund,
                              no par value           4,664,904      118,519           119,142

  Bankers Trust Company
  U.S. Small & Mid Cap
   Index Fund                Common/Collective Trust
                              no par value              31,073        9,122            11,258

  Franklin Templeton
  Templeton Foreign Fund A   Equity Mutual Fund,
                              no par value           9,195,907       91,976            77,154

  Hewlett-Packard Company*   Common Stock,
                              $0.01 par value       17,323,398      754,274         1,183,405

  Participant Loans*         Loans issued for
                              terms of 1-4 years,
                              with 6.5% to 10.5%
                              interest                                                 96,903
                                                                                   ----------
                             Total assets held for investment                      $4,925,932
                                                                                   ==========
   * Party-in-interest                                                                                   ==========



Hewlett-Packard Company
Tax Saving Capital Accumulation Plan (Plan 004)                                         Schedule II
Employer Identification Number 94-1081436                                                 Form 5500
Transactions Occurring During the Year Ended December 31, 1998   (Item 27d - Schedule of Reportable
Which Were in Excess of 5% of the Current Value of Plan                 Transactions)
Assets at December 31, 1997
(In thousands, except number of transactions)

                                                             Proceeds
                                             Purchases       from Sales
                                             and Fair        and Fair
                                             Value at        Value at      Cost of      Net
Identity of Party Involved    Number of      Date of         Date of       Assets       Realized
Description of Asset          Transactions   Transaction     Transaction   Disposed     Gain/(Loss)
--------------------------    ------------   -----------     -----------   --------     ----------
  Fidelity Institutional
   Market Fund*
  Money Market Fund               128        $ 426,139       $ 434,253     $ 434,253       -

  Fidelity Retirement Money
   Market Portfolio*
  Money Market Fund               256          876,785          738,261      738,261       -

  Fidelity Intermediate
   Bond Fund*
  Bonds                           256          136,931           94,466       94,300    $    582

  Fidelity Contrafund*
  Equity Mutual Fund              252          181,451          133,799      115,347      12,998

  Fidelity Growth & Income
   Portfolio*
  Equity Mutual Fund              252          201,327          117,541      100,646      10,506

  Fidelity Magellan Fund*
  Equity Mutual Fund              252          330,467          218,216      184,809      20,636

  Spartan U.S. Equity Index
   Fund*
  Equity Mutual Fund              252          215,724          146,220      129,866      14,124

  Hewlett-Packard Company*
  Common Stock                    239          393,738          496,154      319,938     176,216

  Note: The normal expenses associated with asset purchases and sales are built into the cost records and are therefore not shown separately here.  Additionally, the number of transactions for the mutual funds represent recordkeeping transaction activity, not the gross number of purchases and sales.

  * Party-in-interest